Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

September 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd

Amendment No. 3 to the Registration Statement on Form F-1

Submitted September 15, 2022

File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on September 13, 2022. Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter received on September 14, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1 Summary

Consolidated Financial Data, page 13

1.	We note your disclosure at the bottom of page 12 that effective September 12, 2022, you implemented a 1-for-1.62 reverse split of your ordinary shares. It does not appear you have given retroactive effect to the reverse split here in Summary Consolidated Financial Data and also in your audited financial statements. Refer to SAB Topic 4.C. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions.

Dilution, page 39

2.	Refer to the third paragraph and the table on page 39 to address the following:

●	We note you disclose the dilution to new investors to be $0.21 per ordinary share. As your pro forma net tangible book value per ordinary share immediately after the offering is $0.91, it appears the dilution to new investors would be $4.09 per share based on the IPO midpoint price of $5.00 per share. Please advise of your computations or revise accordingly.

●	Further, clarify if the line item as adjusted net tangible book value per ordinary share attributable to payments by new investors’ should be $0.78 rather than $1.12.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions.

Exhibit Index, page II-5

3.	We note that you have redacted information from portions of exhibits 10.16 and 10.18. Please revise to add an applicable footnote to mark the exhibit index to indicate that portions of exhibit 10.16 and 10.18 have been excluded because it is both not material and the type of information that the registrant treats as private or confidential. See Item 601(b)(10)(iv) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made the requested revision.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio